HEALTH CARE ORIGINALS

Personalized AI-powered care for 1.3B people living with chronic conditions

PITCH VIDEO | INVESTOR PANEL


HCO

BACKED BY

KINGSCROWD · chloe capital · CRANBERRY CAPITAL · SAFAR PARTNERS · VENTURE FUND

FEATURED BY

Forbes · MASTERS of SCALE · 100

healthcareoriginals.com Rochester, NY

Technology | Notable Angel | Female Founder | B2B | Healthcare

Highlights

Notable Angel
Raised $25k or more from a notable angel investor

Tier 1 VC-Backed
Raised $250K or more from a top-tier venture firm

Fast Growth
Revenue growing 2X/yr for at least prior 6 months

Regular Updates
Founders have a strong track record of investor updates.

1. $12M raised from venture funds including Safar Partners, Chloe Capital, Kingscrowd Capital, D3VC.ai
2. 8x revenue growth in HCO Respiratory & 7.5x revenue growth in HCO Neuro since last round
3. On track for $12M ARR run rate by Q4 2027 (not guaranteed)
4. $129M ARR pipeline for Respiratory Care; 36 insurers in 13 states cover Neuro Care
5. 41 patents issued & pending, including 2 AI patents
6. 2 AI agents deployed to predict crises from patient data & scale patient outreach
7. Featured in Forbes, USA Today, Masters of Scale, AAFA, & Kingscrowd; PurposeBuilt100 honoree
8. Unlocking a $256B+ opportunity across chronic health conditions

Featured Investors



Arunas Chesonis Follow
Syndicate Lead

Invested $6,949,997

Arunas Chesonis is Managing Partner at Safar Partners and has invested in life sciences and IT ventures for 15+ years. He founded and led PAETEC, a Fortune 1000 telecom acquired by Windstream in 2011. B.S. MIT; MBA, University of Rochester.

"I am a Managing Partner at Safar Partners. We invest in startups-ups originating at world class universities, primarily MIT, Harvard and the University of Rochester. As Board members, Trustees and Partners of these 3 institutions, Safar's principals have had a long and successful history of investing in innovative entrepreneurs and tech ventures, an approach they have now institutionalized at Safar Partners.

Safar Partners has been a committed investor in HCO since 2019, reflecting sustai..."

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Safar Partners
Notable Investor
Follow
Invested $6,949,997

Safar Partners nurtures innovations in sustainable energy, clean water, food management, and healthcare to tackle today's biggest challenges, including climate change and global health.
safar.partners

Parinaz Motamedy, Partner
"Health Care Originals (HCO) is uniquely targeting the unmet need in the market for a digital health company with a revolutionary medical device product that allows patients and users unparalleled insight into their respiratory data."

View Investment Memo

Kingscrowd Capital
Follow
Join the syndicate
Invested $10,000

Kingscrowd Capital is the first Data-Driven Fund in the Online Private Market.
kingscrowd.com

"HCO presents a compelling investment opportunity with impressive financial growth projections and a clear path to profitability. At its current valuation, we believe this is a great entry point for KC Capital, and we are excited to join Health Care Originals on its journey to becoming a leader in respiratory care."

View Investment Memo

D3VC
Follow
Invested $15,000

Sherwood Neiss, Managing Partner
"D3VC is a venture fund built on a simple idea: in regulated investment crowdfunding, the best companies can be found with data rather than warm introductions. Every week we track and score essentially every Regulation Crowdfunding offering in the United States using machine learning models trained on years of market outcomes. We only advance companies whose financials have been independently reviewed, and our investment committee then works through a sixteen dimension evaluation covering ever..."

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Chloe Capital
Follow

A seed-stage venture capital firm that invests in women-led innovation companies.
chloecapital.com

Elisa Miller-Out, Managing Partner
"Health Care Originals stands out with its innovative technology and proven clinical outcomes in respiratory care. Their ability to combine cutting-edge AI with real-world patient impact and strong interest across the healthcare ecosystem sets them apart in the market. Sharon is an exceptional, highly experienced founder with bold ambitions. We're excited to back Sharon and her team as they continue to revolutionize respiratory health."



Timothy Bowe in
Follow
Invested $52,000

Tim has been involved in technology-based product development for over 40 years. He has been directly involved with over 60 different technology startups, 30 in the medical device/healthcare industry, with 6 companies being successfully acquired.

"HCO's approach to technology development is excellent. The best technology solutions seem elegant and simple on the surface, and the HCO team has done a great job of distilling a complex, first-of-its kind technological solution into a classically sophisticated and comfortable wearable. The magnitude of improved clinical outcomes, combined with a unique business model that focuses on ensuring improved outcomes, combined with reducing healthcare costs is revolutionary.

They have turned propri..."

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Cranberry Capital Follow

Invested $162,000

A group of successful entrepreneurs that love to build great ideas into great businesses.
crancap.com

Simon School Venture Fund Follow

An early stage seed fund run by MBA and Master's students at the Simon School, University of Rochester.
simon.rochester.edu

Ammar Shoqair, Portfolio Manager

"HCO is driven by a dedicated and resilient team that has shown perseverance, especially through challenging times in the past few years for startups. After years of clinical trials and successful validation of product-market fit, HCO is now ready to generate significant revenue and scale its operations. With the competitive edge of its patented technology and data collected over the years, we are confident in the HCO's ability to make a transformative impact in respiratory care. This marks ou..."

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Allyn Family Capital Fund Follow

& 11 more

Team



Sharon Samjitsingh CEO & Co-Founder

Healthtech disruptor. Drove 20X revenue growth & led $150M portfolio at $7B conglomerate. Top 100 Women in Wearables. Entrepreneur in Residence at NYSERDA. 7 healthcare patents. Engineering BSc & U. of Rochester Entrepreneurship & Management MS.



Jared Dwarika COO & Co-Founder

Device sales & manufacturing maven. 20 years industry experience. 14 healthcare patents allowed & 12 more pending. Grew sales by 30x to $5M at Western Scientific. Featured speaker at MEDICA - world's #1 medical device event. Henley Business School MBA.



Jennifer Chambers Chief Medical Officer, MD MBA FACP

Clinical expert. Ex-Medical Director at Capital Blue Cross. Board-certified in Internal Medicine and Hospice & Palliative Medicine. Academic Development Committee Chair of the Penn State Harrisburg Board of Advisors. Penn State MD & MBA.



Cameron Jacox Chief Growth Officer

Growth maestro. Former Chief Growth Officer at Lark Health. Scaled AI chronic disease platform to $1B+. Former executive at exited startups MyFinance, NarrativeDx, & Vincere Health. Babson College Business Management BS.



Doug Roy SVP, Business Development

Sales powerhouse. Grew revenues by over 10X and secured contracts with all major health insurers at MedScope (acquired by Medical Guardian). University of Wisconsin-Milwaukee Marketing BBA.



Kristin Nuckols Chief Clinical Officer, Imago Rehab

Pioneer of at-home neuro rehab. Harvard Wyss Institute Research Therapist. NBCOT Innovation Award, 2024. Co-Founder, Imago Rehab. Boston University Doctor of Occupational Therapy & James Madison University Master of Occupational Therapy

Memo


Why HCO ?

Health Care Originals is transforming at-home healthcare with AI-powered wearables and virtual therapy. We're helping the 1.3 billion people living with chronic health conditions breathe, move, and speak easier. The result: the people we help live better and love us.

Our technology detects and decodes body signals, enabling our care team to proactively offer care to prevent problems and support progress. We currently have two offerings: HCO Respiratory and HCO Neuro and we're set to expand to even more.

In HCO Respiratory, our wearable ADAMM (commercially deployed) listens for internal signals a person with asthma or COPD cannot detect and turns those signals into care that arrives before a crisis or ambulance siren. In HCO Neuro, our Imago Assist glove (in prototype stage) restores independence for stroke survivors one motion at a time, helping people move their hand even when traditional therapy says there is no further progress.

Aidah is our single AI intelligence layer that powers both programs, compounding learnings to personalize individual care.

Backed by $12M from leading angels and venture funds, including Safar Partners, Chloe Capital, and Kingscrowd Capital, we are the Physical AI platform for chronic conditions. Physical AI is the convergence of artificial intelligence with hardware and smart devices and is rapidly gaining dominance as the only real moat in AI. HCO is at the forefront, extending this moat with patented hardware, proprietary data, and validated outcomes that compound daily.

And it's working: our success is reflected in clinical outcomes, revenue, and pipeline.



HCO Respiratory

100%

report fewer symptoms



HCO Neuro

2x

clinical improvement vs comparable programs

On track for $12M ARR run rate by Q4 2027

Future projections are not guaranteed.

We now have two purpose-built AI agents deployed, millions of health signals processed, 41 patents issued and pending, 450,000 covered lives under signed agreements, and a proven Physical AI platform inside a $256B chronic condition care market.

More than one billion people with chronic conditions are left in the dark. Every day, HCO shines a light on what their bodies have been trying to tell them.

Invest today and help us reach the ones still waiting to be heard.

We are growing fast, and we're just starting

HCO Respiratory

8x
revenue growth since our last round

10x
year-over-year patient growth

300+
employers under one exclusive contract

HCO Neuro

7.5x
revenue growth since acquiring Imago

2x
patient visits in H1 2026 vs all of 2025

36
insurers across 13 states

Our contracts with insurers and employer coalitions make our HCO Respiratory care available to the hundreds of thousands of people they cover. HCO Neuro is already live with 36 insurers across 13 states, with five more onboarding soon.

In the pipeline, we are in talks to close four more major insurance deals for HCO Respiratory, representing 5,000,000 covered lives. Additionally, we are finalizing a contract with a participant in MSSP, the federal program that pays providers for keeping Medicare patients healthier, rather than for each visit, which would put our care in front of 200,000 more people.

The body signals trouble weeks before an emergency, but no one is listening

Health Care Originals Co-founder and CEO, Sharon Samjitsingh, was diagnosed with asthma when she was five and followed every medication schedule she was given. She nearly died five times anyway. One time, at nineteen, an ER doctor told her she was closer to death than the car accident patient in the bed next to her.

This, unfortunately, is a very common experience for those battling chronic conditions.

> *I have asthma.*
> *I did everything right.*
> ***I still nearly died five times.***
>
> **Sharon Samjitsingh** – CEO and Co-Founder



The body signals constantly, both when something is going wrong and when things are going right.

Weeks before an asthma attack, a person's breathing drifts away from their own baseline. They don't notice that drift until an attack is active and underway, at which point fear rises, and the only line of defense is medication, a doctor, an ER visit, or hospitalization.

The window of opportunity HCO creates


Symptom levels
Weeks of advanced warning
Patient unaware of symptoms building
Exacerbation


Weeks
Actual symptom level
Symptom awareness (patient)

Adapted from Barnes et al., J Allergy Clin Immunol 2019. ADAMM data from three University of Rochester studies. Illustrative; not to scale.

Conversely, a stroke recovery patient's body sends positive signals. As they try to move their paralyzed hand, there are signals, even without visible motion. Unmeasured, that effort reads as zero progress and recovery stalls.

Millions of people experience what Sharon did every day: they do what their doctors prescribe, and they still have attacks and even near death experiences. Millions more stroke survivors are told their recovery has gone as far as it will go, while their bodies are still producing signs of progress that nobody is measuring.


WORLDWIDE
690M+
people living with asthma or COPD
93.8M
people living with the effects of stroke
3.4M
deaths a year from COPD
7.3M
deaths a year from strokes

Medication and therapy help, but both step in once the crisis is already underway. Without a way to see what is happening in between, the existing system of care can only react.

Wearables that listen. AI that acts.
Care that works at home.


HCO Respiratory
HCO Neuro
ADAMM, our wearable hidden under clothing, listens to breathing, coughing, and heart rate
DEPLOYED
SIGNALS
Imago Assist, a glove that opens a hand that cannot open on its own
IN PROTOTYPE
Aidah AI compares every reading to that person's own baseline and flags a change early
BETA TESTING
INTELLIGENCE
Aidah AI trained on movement data from thousands of therapy sessions
UNDER DEVELOPMENT
A respiratory therapist reaches the member over video or phone, before the change becomes an attack
DEPLOYED
CARE
Occupational, physical, and speech therapists work with patients at home, over video
IN PROTOTYPE
41 PATENTS

We built HCO on a single conviction: the body already tells us what we need to know. We just need to listen and interpret. We built the technology and system to do that, and a care model that gets paid when people get well, not when they stay sick.

Both of our current programs have their own wearable which detects imperceptible signals and interprets and reports its own readings.

Aidah, our AI intelligence layer, compares what is reported and flags what matters. Rather than a layer on top of an existing AI model, ours is purpose-built, trained on millions of physiological readings no one else can gather, which creates a real,

defensible moat.

For asthma and COPD, Aidah compares every reading from the wearable against that person's own history rather than a population average, so it catches a change in an individual that would look unremarkable on average. Three University of Rochester studies showed that HCO data can predict a patient's need for emergency or hospital care up to three months in advance. When needed, our care team can then step in long before an attack becomes an emergency.

For stroke recovery, the Imago Assist glove moves a patient's hand they are unable to move on their own, so the patient can practice buttoning a shirt or holding a cup. A therapist creates a therapy program and works with a patient over video. As the brain recovers, that force drops, signaling recovery weeks before the hand moves on its own. Once past MVP stage, Aidah will use the readings from the glove to understand personalized progress.

HCO Small Signals. Big Outcomes.

The goal underneath it all: technology that listens to the body and detects what changes in every major chronic condition, making continuous, invisible monitoring the new standard of care. Respiratory and Neuro are where we've proven the model, and that's just the beginning.

Each condition runs on the platform we already built

HCO is a full-stack healthtech company. While most chronic care companies own either the technology or the care network and buy or license the rest, we own the proprietary technology, AI layer, and care network to serve multiple conditions. Owning all three layers enables us to scale easily and makes it difficult for other companies to replicate our successes.

Earlier this year, we formalized an agreement to acquire a majority stake in Imago Rehab, a stroke recovery company, which now forms the basis of our HCO Neuro program. Because of the adaptability of our platform, the integration of Imago was seamless. The original Imago glove will use the same electronic hardware as our respiratory wearable, supported by the same team and distribution channels. The commercial success of Imago since we integrated our team and operational expertise shows the viability of our three-layer operating structure. This pattern can be repeated across many other conditions.

Every patient we treat adds to Aidah's training data. The constantly-compounding learnings from millions of readings gathered from patients over years of operation are a formidable moat that would take immense time and resources to compete with.


MORE CONTRACTS
MORE MEMBERS
MORE UNIQUE DATA
SMARTER AI
BETTER OUTCOMES
HCO
Health Care Originals

Our patients get better, and independent reviewers guarantee it

HCO Respiratory

Before joining

After 6 months

0	2/3
free from attacks	free from attacks

100%	90%	★★★★½ 4.7/5
report fewer symptoms at 12 months	report better sleep at 12 months	member rating

HCO Neuro

4x	2x	95
clinical improvement vs the standard for meaningful change	clinical improvement vs comparable programs	Net Promoter Score

Our results are far more than numbers on a page. We work with individuals one-on-one, helping them improve their conditions and increasing their quality of life.

A seven-year-old in our school program could not walk far without her asthma stopping her. After participating in our school program, she was able to run down the corridor to find her respiratory therapist and tell her she had entered a cheer competition and won.

A man who had a brain-bleed stroke was told by his previous physical therapist that he would not progress any further after six months. His wife was skeptical about virtual therapy but willing to try anything Medicare would cover. After he joined our program, his arm moved for the first time. She wrote to us: "I cried daily and almost lost faith in my husband's possibility for improvement, but thanks to Imago Rehab [HCO Neuro], I am now crying happy tears."

INDEPENDENTLY VALIDATED PERFORMANCE

ValidationInstitute

First respiratory-focused digital health solution independently validated by the Validation Institute, backed by a $100,000 Credibility Guarantee

PARTNERS

Asthma and Allergy Foundation of America

Steelton Highspire School District

PURPOSEBUILT 100

Named in July 2026, one of 100 companies selected nationally as fastest-growing and mission-driven

FEATURED IN USA TODAY · Superpowers for Good · Forbes · Masters of Scale

Led by operators, clinicians, and a founder who's lived the problem

LEADERSHIP TEAM



Sharon Samjitsingh
CEO and Co-Founder



Jared Dwarika
COO, CTO, and Co-Founder



Jennifer Chambers MD
Chief Medical Officer



Cameron Jacox
Chief Growth Officer



Doug Roy
SVP, Business Development



Kristin Nuckols OTD
Chief Clinical Officer, HCO Neuro

BOARD OF DIRECTORS

Eric Allyn
Former Chairman
Welch Allyn

Bradford Berk MD, PhD
Former CEO
University of Rochester Medical Center

Tim Bowe
CEO
Evergreen Technologies

Parinaz Motamedy
Partner
Safar Partners

Keith Wilson
Managing Partner
Cranberry Capital

Sharon Samjitsingh has lived with asthma since she was five years old and nearly died from it five times. Kristin Nuckols spent eighteen years treating stroke patients before co-founding Imago (now HCO Neuro). Our leadership team has commercialized technology four times, scaled Lark Health to a billion-dollar valuation, grew a medical alert company tenfold to its acquisition by Medical Guardian, and turned HCO Neuro around within five months of buying it.

Our Board is equally accomplished. Board member Eric Allyn was chairman of Welch Allyn when it sold for $2.05 billion. Bradford Berk ran the University of Rochester Medical Center, a $1.4 billion institution, and founded a neurorestoration institute after his own spinal cord injury.

The thread that binds this team and our mission is resilience. We never give up on changing the status quo for healthcare and our patients. Patients with asthma, COPD, stroke, or any chronic condition are told at some point that this is as good as it gets, and most people believe it. Our team refuses to accept that, and we work to empower our patients to do more and live well.

With a $256B+ market, proven outcomes, and a team that has already built successful healthtech companies, HCO has what it takes to become a billion-dollar company.

$256B in chronic conditions, one platform to address it all



TAM
$256B
across target chronic conditions
SAM
$74B
planned and near-term pipeline
SOM
$3.6B
the conditions we serve today
RESPIRATORY LIVE
NEURO LIVE
SPEECH
CARDIOLOGY

Our technology was built to serve multiple chronic conditions across multiple massive markets. Today, we focus on four key areas: respiratory disease; neurological conditions including stroke recovery and speech therapy; and cardiology. Together, they are a $256B market.

We are already operating and generating revenue in the respiratory and neuro markets which have serviceable obtainable markets (SOM) of $1B and $400M, respectively. With the same technology and AI, we are expanding neuro to include speech therapy which has a $600M SOM, and entering cardiology which has a $1.6B SOM. As we expand to additional conditions, we use our wearables and teach Aidah a new condition, rather than build an entirely new business.

Outcomes cannot be guaranteed.

Our model aligns with getting

Our model aligns with getting patients better, faster

HCO Respiratory		HCO Neuro
Employers, health plans, and value-based physician groups pay	WHO PAYS	Insurers pay
Healthcare spending drops	PAYMENT TRIGGER	Per therapy session
We earn a share of the savings	PAYMENT STRUCTURE	Converting to outcomes-based in the next 18 to 24 months

Most chronic care companies earn more the longer someone stays enrolled. We built a different model where our revenue rises as our members need less care.

HCO Respiratory members typically stay in the asthma and COPD program for 16 to 24 months, paid for by the employer or health plan covering them (i.e. the “payers"). Those who graduate to managing their own condition pay a small recurring fee per month for continued access. As costs fall, the payers pay us a percent of the savings.

Stroke recovery is typically billed on a fee-per-session model. We are converting this to the same outcomes-based model we use in HCO Respiratory over the next 18 to 24 months, and we already measure every patient's progress against the clinical benchmark insurers use to judge whether a program worked.

> *If we truly are a healthcare company, then we should be paid* ***when people get healthy****, and* ***when we lower healthcare costs.***
>
> **Sharon Samjitsingh** – CEO and Co-Founder



On track for $12M annual recurring revenue run rate by Q4 2027

HCO Respiratory	HCO Neuro
8x	**7.5x**
revenue growth since our last round	revenue growth since assuming control of Imago

Q4 2027
cash-flow positive

Future projections are not guaranteed.

HCO Respiratory revenue grew 8x since our last Wefunder round. We are under evaluation with health plans now, and between them, they spend $129M a year on asthma and COPD care that better management can avoid. We estimate the revenue opportunity from that pipeline to be $25M. Respiratory contracts are not quick to close but earn higher margins.

HCO Neuro revenue grew 7.5x since we acquired Imago. Three months after we took control, the program turned its first positive contribution margin in its five-year

history. Each stroke recovery patient we enroll is worth seventeen times what it costs to enroll them.

We are raising $4.5M, with $450,000 allocated to this community offering, to build out our technology platform, expand to other chronic conditions, and continue to bring on top clinicians from around the world to our platform. Our lead investor, Safar Partners, has already committed the first $1.5M at the same terms, and other previous investors have also increased their investment.

Use of Funds


45%
24%
10%
8%
8%
5%
45% — Clinical teams, to scale toward $1M MRR
24% — Product, platform and intelligence development
10% — Business development and patient recruitment
8% — Devices, ADAMM inventory for payer rollout
8% — Professional fees, regulatory and legal
5% — Infrastructure and operations

Future projections cannot be guaranteed.

From the lungs to the heart, and every organ after that


HCO RESPIRATORY
HCO NEURO
including speech therapy
RESPEAK AI
speech recovery app
HCO CARDIOLOGY
HCO GASTROENTEROLOGY
LIVE
LIVE
Alpha December 2026
Alpha December 2027
Future

Nine organs in the body make sounds. We built our technology to listen to each of them, starting with the lungs.

ReSpeak, our speech AI, came out of our AI-native work and is in development now. One patent covers six uses, from post-stroke to pediatric speech therapy. We're planning an alpha launch in December 2026 to enter a $38.4B market with a camera and a phone and estimated gross margins of 85% to 90%.

We are expanding to cardiology next, a $96.6B market. Our wearable already picks up heart sounds and rhythm alongside the lungs, so we will reach this new market by teaching Aidah a new condition rather than building a new device. We have filed a patent for our cardiology technology and submitted it to the FDA in March 2026.

Companies managing chronic conditions sell for billions


Livongo
$18.5B
Acquired by Teladoc 2020
diabetes
hypertension
behavioural health
weight
lyra
$5.6B
Series G January 2022
mental health
sword
$4.0B
Last round June 2025
musculoskeletal
pelvic health
Hinge Health
$2.6B
IPO May 2025
musculoskeletal
omada
$1.1B
IPO June 2025
prediabetes
diabetes
hypertension
obesity
musculoskeletal
PROPELLER HEALTH
$225M
Acquired by ResMed 2019
asthma
COPD

Healthtech companies that treat a single category of condition have reached multi-billion-dollar valuations, IPOs, and exits.

HCO is already operating in two conditions, with two more in the pipeline, and both of our live programs have measured clinical outcomes and signed payers behind them.

Our plan is to grow each condition to its own revenue threshold, then spin each out as an independent company with a strategic investor alongside us, while HCO keeps a stake in each one.

Investing today buys a position in every condition we enter, now and in the future.

Future projections cannot be guaranteed.

Your investment could open our program to a child in need

Investments of $5,000 or more include sponsoring a child or adult in an underserved area with a full year of access to HCO's system. Each investor at $1,000 and above receives HCO swag.



$1,000	HCO swag
$5,000	Co-sponsor 1 child for HCO Respiratory
$10,000	Sponsor 1 child for HCO Respiratory
$25,000	Sponsor 1 person for 6 months of HCO neuro rehab
$50,000	Sponsor 3 children for HCO Respiratory
$100,000	Sponsor 5 children for HCO Respiratory and 2 people for HCO Neuro

Back the technology that finally listens to what our bodies have been signaling all along

HCO is built for people who are told their condition is something they have to live with, until the day it nearly kills, or does kill, them. A doctor's stethoscope listens in an office for a few seconds during an appointment. Our wearable continuously captures signals throughout a patient's daily life as they live, work, and play. Our AI recognizes trouble or progress before the patient does, and therapists reach them at home to help them keep getting better.

Payers have put more than 450,000 lives within our reach. Two out of three people who were having attacks every month before joining our program, have no attacks within six months after joining. Children who could not walk to the school nurse are now entering cheer competitions. Stroke patients written off as permanently immobilized are moving limbs again.

And our investors continue to back us. Safar Partners has led every round since they first invested, including this one, and our institutional investors are doubling down.

The technology is proven. Revenue is growing. Our AI is getting more sophisticated at

decoding the body's signals every day.

Join us in tackling the $256B opportunity to deliver better outcomes for chronic conditions.

